ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/008/2004

Finance Dept.
Tel. 66 (0) 2537-4611

Date: January 9, 2004

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

☐ Annual Report o ____________

☐ Financial Statemen ____________

☐ News Release on ____________

☑ Copy of the letter to the Stock Exchange of Thailand dated ____________

January 9, 2004 "Five – Year Investment Plan (Year 2004 – 2008)"

____

☐ Others ____________

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

dlw 1/23

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

No. PTTEP 1.810/ L. 009 /2004

Finance Department
Tel. 0-2537-4512/4611

January 9 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Five - Year Investment Plan (Year 2004 – 2008)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditures and Operating Expenditures for the Company and its subsidiaries over the five-year period of 2004 – 2008 will be approximately Baht 120,800 million. These Expenditures have been revised to incorporate the latest work programs. At present, the Company has a total of 21 projects, which consist of 1) major projects that are under production such as Bongkot, Pailin, Yadana, Yetagun, and S1 (approximately 43 percent of the total Capital and Operating Expenditures) 2) projects that will start production in the future such as Arthit and JDA (approximately 38 percent of the total Capital and Operating Expenditures), and 3) projects that are under exploration such as Blocks 9-2 and 16-1,and Block 44. The details of five - year investment plan are as follows:

Unit: Million Baht

	2004	2005	2006	2007	2008
Acquisition Cost	8,200	-	-	-	-
Capital Expenditures	18,400	20,800	14,500	10,500	6,200
Operating Expenditures	8,400	8,400	8,500	8,400	8,500
	35,000	29,200	23,000	18,900	14,700

Plan for the year 2004

For 2004, Capital Expenditures will be used for the Company's existing projects as follows:

-2- / 1. Major Projects.....

1. Major Projects that are under production

1.1 Bongkot Project - Navamindra Petroleum Area
The expected natural gas sale is 535 million cubic feet per day (MMCFD). The expenditures are for the modification of 2 wellhead platforms, the construction of an additional 3 wellhead platforms, and the drilling of 4 appraisal wells.

1.2 Pailin Project
The expected natural gas sale is 343 MMCFD, with a plan for the construction of 2 production platforms, and the drilling of 27 development wells.

1.3 Yadana Project
The expected natural gas sale is 646 MMCFD, with expenditures for studies on Sein gas field development, and construction of a Medium Compression Platform.

1.4 Yetagun Project
The expected natural gas sale is 270 MMCFD, with expenditures for upgrading of the Production Platform, and the drilling of 4 development wells. The production is expected to increase to 400 MMCFD in early 2005.

1.5 S1 Project
The expected crude oil sale is 17,575 barrels per day, with expenditures for the acquisition of additional stakes, and the drilling of 2 appraisal wells and 9 development wells.

2. Projects that will start production in the future

2.1 Arthit Project
The current plan for the Arthit Project is that gas production start-up will be in mid 2006 with the production rate of 330 MMCFD. The expenditures are for the engineering design, the construction of 1 production platform and 5 wellhead platforms, the drilling of 2 exploration wells and 8 appraisal wells. The signing of gas sales agreement is expected to take place during the first quarter of 2004.

2.2 JDA Project
The plan for the JDA Project is that gas production start-up will be in 2008 with the production rate of 250 MMCFD. The expenditures are mainly for the installation of production equipment.

3. Projects that are under exploration consist of Blocks 9-2 and 16-1 projects, Block 44 project, Blocks 433a and 416b project, E5-North project, and M-7 and M-9 project. For these exploration projects, the Company plans to study and interpret seismic data in order to identify geological structures for further exploration drilling.

-3- / For 2004,....

For 2004, PTTEP plans to increase its petroleum sales to an average of about 129,000 barrels of oil equivalent per day (BOE/D) (excluding petroleum sales from MEDCO), which is an increase from the previous sales target of about 107,000 BOE/D.

Yours sincerely,

Maroot Mrigadat
President